

October 24, 2011

Via Facsimile
Mr. Edward Carroll
Chief Financial Officer & Chief Accounting Officer
GreenShift Corporation
5950 Shiloh Road East, Suite N
Alpharetta, GA 30005

   RE: **GreenShift Corporation**
     Form 10-K for the Year ended December 31, 2010
     Filed April 1, 2011
     Form 10-Q for the Quarter ended June 30, 2011
     Filed August 9, 2011
     File No. 0-50469

Dear Mr. Carroll:

   We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Exhibit 31 - Certifications

1. Your certifications omit the language from paragraph 4(c) of the certifications as presented in Item 601(b)(31) of Regulation S-K, and instead include the language from paragraph 4(d) in paragraph 4(c). In addition, you have made certain modifications to paragraph 5 of your management certifications. Please file an amendment to your Form 10-K to include certifications that do not exclude paragraph 4(c) and ensure the certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. The revised certifications should refer to the Form 10-K/A and should be currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief